SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
July 17, 2003

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0517977**
(*State or other jurisdiction* *of incorporation or organization)*	*(I.R.S. Employer* *Identification No.)*
1600 Smith Street, Dept. HQSCE **Houston, Texas**	**77002**
(Address of principal executive offices)	*(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

Item 9.   Regulation FD Disclosures

1. On July 17, 2003, ExpressJet Holdings, Inc. ("Company") issued a press release, with respect to its earnings for the second quarter ended June 30, 2003 and certain related non-GAAP financial measure reconciliations, which are furnished herewith as Exhibit 99.1. The information is being provided under Item 12 of Form 8-K.

    Please note the foregoing contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The Company relies on this safe harbor in making such disclosures. These statements reflect expectations and assumptions about future events and are subject to uncertainties and other factors. Some of the known risks that could significantly impact operating results and capacity include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible Federal Aviation Administration requirements; our high leverage; and competition and industry conditions. Additional information concerning risk factors that could affect our actual results are described in the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K for the year ended December 31, 2002. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: July 17, 2003   **/s/ Frederick S. Cromer**
Frederick S. Cromer
Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   Earnings Press Release